SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Assertio Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

04546C 106

(CUSIP Number)

May 20, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☒ Rule 13d-l(c)

☐ Rule 13d-l(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04546C 106	SCHEDULE 13G	Page 2 of 11

1.	Names of Reporting Persons. Nathan D. Hukill
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 17,558,333(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 17,558,333(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,558,333(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 15.8%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Includes 6,091,148 shares of Common Stock issuable upon exercise of a Warrant. The Warrant can be exercised at any time, at an exercise price of $0.0004 per share.
(2)

Calculated based on 105,298,152 shares of Common Stock issued and outstanding immediately after the effective time of the merger pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of March 16, 2020, by and among Zyla Life Sciences (“Zyla”), Assertio Therapeutics, Inc., Issuer, Zebra Merger Sub, Inc., and Alligator Merger Sub, Inc., whereby each share of Zyla common stock was converted into the right to receive 2.5 shares of Issuer common stock having a market value of $0.80 per share, the closing price on the day prior to the effective date of the merger, as provided in the Merger Agreement.

CUSIP No. 04546C 106	SCHEDULE 13G	Page 3 of 11

1.	Names of Reporting Persons. CR Group L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 17,558,333(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 17,558,333(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,558,333(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 15.8%(2)
12.	Type of Reporting Person (See Instructions) IA

(1)	Includes 6,091,148 shares of Common Stock issuable upon exercise of a Warrant. The Warrant can be exercised at any time, at an exercise price of $0.0004 per share.
(2)

Calculated based on 105,298,152 shares of Common Stock issued and outstanding immediately after the effective time of the merger pursuant to that certain Merger Agreement whereby each share of Zyla common stock was converted into the right to receive 2.5 shares of Issuer common stock having a market value of $0.80 per share, the closing price on the day prior to the effective date of the merger, as provided in the Merger Agreement.

CUSIP No. 04546C 106	SCHEDULE 13G	Page 4 of 11

1.	Names of Reporting Persons. CRG Partners III L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 17,558,333(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 17,558,333(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,558,333(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 15.8%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Includes 6,091,148 shares of Common Stock issuable upon exercise of a Warrant. The Warrant can be exercised at any time, at an exercise price of $0.0004 per share.
(2)

Calculated based on 105,298,152 shares of Common Stock issued and outstanding immediately after the effective time of the merger pursuant to that certain Merger Agreement whereby each share of Zyla common stock was converted into the right to receive 2.5 shares of Issuer common stock having a market value of $0.80 per share, the closing price on the day prior to the effective date of the merger, as provided in the Merger Agreement.

CUSIP No. 04546C 106	SCHEDULE 13G	Page 5 of 11

1.	Names of Reporting Persons. CRG Partners III – Parallel Fund “A” L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 17,558,333(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 17,558,333(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,558,333(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 15.8%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Includes 6,091,148 shares of Common Stock issuable upon exercise of a Warrant. The Warrant can be exercised at any time, at an exercise price of $0.0004 per share.
(2)

Calculated based on 105,298,152 shares of Common Stock issued and outstanding immediately after the effective time of the merger pursuant to that certain Merger Agreement whereby each share of Zyla common stock was converted into the right to receive 2.5 shares of Issuer common stock having a market value of $0.80 per share, the closing price on the day prior to the effective date of the merger, as provided in the Merger Agreement.

CUSIP No. 04546C 106	SCHEDULE 13G	Page 6 of 11

1.	Names of Reporting Persons. CRG Partners III – Parallel Fund “B” (Cayman) L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 17,558,333(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 17,558,333(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,558,333(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 15.8%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Includes 6,091,148 shares of Common Stock issuable upon exercise of a Warrant. The Warrant can be exercised at any time, at an exercise price of $0.0004 per share.
(2)

Calculated based on 105,298,152 shares of Common Stock issued and outstanding immediately after the effective time of the merger pursuant to that certain Merger Agreement whereby each share of Zyla common stock was converted into the right to receive 2.5 shares of Issuer common stock having a market value of $0.80 per share, the closing price on the day prior to the effective date of the merger, as provided in the Merger Agreement.

CUSIP No. 04546C 106	SCHEDULE 13G	Page 7 of 11

1.	Names of Reporting Persons. CRG Partners III (Cayman) Lev AIV I L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 17,558,333(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 17,558,333(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,558,333(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 15.8%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Includes 6,091,148 shares of Common Stock issuable upon exercise of a Warrant. The Warrant can be exercised at any time, at an exercise price of $0.0004 per share.
(2)

Calculated based on 105,298,152 shares of Common Stock issued and outstanding immediately after the effective time of the merger pursuant to that certain Merger Agreement whereby each share of Zyla common stock was converted into the right to receive 2.5 shares of Issuer common stock having a market value of $0.80 per share, the closing price on the day prior to the effective date of the merger, as provided in the Merger Agreement.

CUSIP No. 04546C 106	SCHEDULE 13G	Page 8 of 11

1.	Names of Reporting Persons. CRG Partners III (Cayman) Unlev AIV I L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 17,558,333(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 17,558,333(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,558,333(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 15.8%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Includes 6,091,148 shares of Common Stock issuable upon exercise of a Warrant. The Warrant can be exercised at any time, at an exercise price of $0.0004 per share.
(2)

Calculated based on 105,298,152 shares of Common Stock issued and outstanding immediately after the effective time of the merger pursuant to that certain Merger Agreement whereby each share of Zyla common stock was converted into the right to receive 2.5 shares of Issuer common stock having a market value of $0.80 per share, the closing price on the day prior to the effective date of the merger, as provided in the Merger Agreement.

CUSIP No. 04546C 106	SCHEDULE 13G	Page 9 of 11

1.	Names of Reporting Persons. Loan Security Holdings I LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 17,558,333(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 17,558,333(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,558,333(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 15.8%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Includes 6,091,148 shares of Common Stock issuable upon exercise of a Warrant. The Warrant can be exercised at any time, at an exercise price of $0.0004 per share.
(2)

Calculated based on 105,298,152 shares of Common Stock issued and outstanding immediately after the effective time of the merger pursuant to that certain Merger Agreement whereby each share of Zyla common stock was converted into the right to receive 2.5 shares of Issuer common stock having a market value of $0.80 per share, the closing price on the day prior to the effective date of the merger, as provided in the Merger Agreement.

CUSIP No. 04546C 106	SCHEDULE 13G	Page 10 of 11

Item 1.

(a)	Name of Issuer:

Assertio Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

100 South Sanders Road, Suite 300

Lake Forest, IL 60045

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is filed jointly by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

1.	Nathan Hukill;

2.	CR Group L.P.;

3.	CRG Partners III L.P.;

4.	CRG Partners III – Parallel Fund “A” LP;

5.	CRG Partners III – Parallel Fund “B” (Cayman) L.P.;

6.	CRG Partners III (Cayman) Lev AIV I L.P.;

7.	CRG Partners III (Cayman) Unlev AIV I L.P.; and

8.	Loan Security Holdings I LLC.

The securities are held by Loan Security Holdings I LLC, a wholly owned LLC held by CRG Partners III - Parallel Fund “A” LP, CRG Partners III -Parallel Fund “B” (Cayman) L.P., CRG Partners III (Cayman) Lev AIV I L.P., CRG Partners III (Cayman) Unlev AIV I L.P., and CRG Partners III L. P. (collectively, the “CRG Entities”). CRG Entities collectively hold all of the issued and outstanding shares of Loan Security Holdings I LLC. CR Group L.P. may be deemed to beneficially own the shares and the warrants by virtue of its position as the investment manager for the CRG Entities. Mr. Hukill may be deemed to have beneficial ownership over the securities by virtue of his indirect control of CR Group L.P.

(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is 1000 Main Street, Suite 2500, Houston, TX 77002.

(c)	Citizenship:

See Row 4 of the cover page for each Reporting Person

(d)	Title of Class of Securities:

Common Stock, $0.0001 par value per share

(e)	CUSIP Number:

04546C 106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 04546C 106	SCHEDULE 13G	Page 11 of 11

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See row 9 of the cover page for each Reporting Person.

(b)	Percent of class: See Row 11 of the cover page for each Reporting Person.

(c)	Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote	See Row 5 of the cover page for each Reporting Person.

	(ii) Shared power to vote or to direct the vote	See Row 6 of the cover page for each Reporting Person.

	(iii) Sole power to dispose or to direct the disposition of	See Row 7 of the cover page for each Reporting Person.

	(iv) Shared power to dispose or to direct the disposition of	See Row 8 of the cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

The response to Item 4(a) is incorporated herein by reference.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 28, 2020

NATHAN D. HUKILL

/s/ Nathan D. Hukill
An individual

CR GROUP L.P.
CRG PARTNERS III L.P.
CRG PARTNERS III – PARALLEL FUND “A” L.P.
CRG PARTNERS III – PARALLEL FUND “B” (CAYMAN) L.P.
CRG PARTNERS III (CAYMAN) LEV AIV I L.P.
CRG PARTNERS III (CAYMAN) UNLEV AIV I L.P.
LOAN SERVICING HOLDINGS I LLC

By:	/s/ Nathan D. Hukill
Name: Nathan D. Hukill
Title: Authorized signatory for CR Group L.P.,
CRG Partners III L.P.,
CRG Partners III - Parallel Fund “A” L.P.,
CRG Partners III - Parallel Fund “B” (Cayman) L.P.,
CRG Partners III (Cayman) Lev AIV I L.P.,
CRG Partners III (Cayman) Unlev AIV I L.P. and Loan Servicing Holdings I LLC

EXHIBIT INDEX

Exhibit No.	Description

Exhibit A	Joint Filing Statement, dated as of May 28, 2020, by and among the Reporting Persons